UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: March 6, 2017

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of a decrease in a significant subsidiary of Kyocera Corporation filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinji-houkokusho”)

English translation of a decrease in a significant subsidiary of Kyocera Corporation filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinjihoukokusho”)

1. Reason for Filing

To report a decrease in a significant subsidiary of Kyocera Corporation, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 3 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance relating to Disclosure of Corporation.

2. Matters reported

1) Outline of a significant subsidiary

Name	Address	Representative	Amount of Capital as of March 31, 2016	Business
Kyocera Crystal Device Corporation	5850 Higashine-koh ohaza, Higashine-shi, Yamagata, Japan	Managing director, Shigeaki Kinori	¥16,318 million	Development, manufacture and sale of electronic device

2) Number and percentage of voting rights owned by Kyocera Corporation

Number of voting rights
Before a decrease	35,172,044
After a decrease (The significant company will be dissolved due to an absorption-type merger.)	—

Percentage of voting rights
Before a decrease	100%
After a decrease (The significant company will be dissolved due to an absorption-type merger.)	—%

3) Reason for and effective date of a decrease in a significant subsidiary

Reason: The significant subsidiary will be dissolved due to that Kyocera Corporation will conduct an absorption-type merger with the significant subsidiary.

Effective date: April 1, 2017 (Scheduled)